UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Whole Earth Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

96684W100

(CUSIP Number)

Sir Martin E. Franklin

500 South Pointe Drive, Suite 240

Miami Beach, Florida 33139

(786) 482-6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 96684W100		Page 2 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sir Martin E. Franklin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,416,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,416,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,416,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	19.99%
14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D
CUSIP No. 96684W100		Page 3 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Martin E. Franklin Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,416,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,416,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,416,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	19.99%
14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D
CUSIP No. 96684W100		Page 4 of 4 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sababa Holdings FREE LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,366,300
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,366,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,366,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Preamble

This Schedule 13D supersedes the Schedule 13G as last amended by Amendment No. 1 filed on May 19, 2022, filed by Sir Martin E. Franklin, the Martin E. Franklin Revocable Trust and Sababa Holdings FREE LLC relating to shares of common stock, par value $0.0001 per share of Whole Earth Brands, Inc. This Schedule 13D is being filed because the filers may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1.	Security and Issuer.

This Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Whole Earth Brands, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 125 S. Wacker Drive, Suite 1250, Chicago, Illinois 60606.

Item 2.	Identity and Background.

(a)

This Schedule 13D is being jointly filed by Sir Martin E. Franklin (“Franklin”), the Martin E. Franklin Revocable Trust (the “Franklin Trust”) and Sababa Holdings FREE LLC (“Sababa”, and together with Franklin and the Franklin Trust, collectively referred to as the “Reporting Persons”).

Franklin is the trustee, settlor and sole beneficiary of the Franklin Trust and the manager of Sababa. The Franklin Trust is the sole member of Sababa.

(b)	The business address of each of the Reporting Persons is 500 South Pointe Drive, Suite 240, Miami Beach, Florida 33139.

(c)

The present principal business of the Franklin Trust is managing and holding investments for the benefit of the Franklin Trust beneficiary. The present principal business of Sababa is that of a private investment fund, engaged in the purchase and sale of securities for investment for its own account. Franklin directs the voting and investment activities of the Franklin Trust, Sababa and other affiliated private investment vehicles.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons, were, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Franklin Trust is organized under the laws of the State of Florida. Sababa is organized under the laws of the State of Delaware. Franklin is a citizen of the United Kingdom.

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Item 3.	Source and Amount of Funds or Other Consideration.

Each of Sababa and Marpet Capital LLC (“Marpet”) is engaged in the purchase and sale of securities for investment on its own account. The source of funds are the investment capital of Sababa and Marpet, respectively.

The information set forth in Item 5 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (b) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, (c) to enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer or (d) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s financial position and strategic direction; actions taken by the Issuer’s Board of Directors (“Board”); the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic and industry conditions; tax considerations; and money and stock market conditions, including the market price of the securities of the Issuer. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. As part of its periodic evaluation of its investment in the Issuer, the Reporting Persons intend to engage in discussions with the Issuer’s management and Board, other stockholders of the Issuer and other interested parties that may relate to the business, operations, strategic plans, governance and board composition and the future of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)	All percentages above have been calculated based on 42,092,806 shares of Common Stock outstanding as of March 10, 2023.

As of the date hereof, Franklin and the Franklin Trust beneficially own and have shared power to vote, or to direct the vote, and shared power to dispose, or to direct the disposition of an aggregate of 8,416,300 shares of Common Stock which consists of (i) 8,366,300 shares of Common Stock held by Sababa and (ii) 50,000 shares of Common Stock held by Marpet, an entity of which the Franklin Trust is a 75% owner and Franklin controls the disposition and voting of these shares as a manager.

2

(c)	On March 13, 2023, Sababa purchased 1,900,000 shares of Common Stock on the open market at a weighted average price per share of $2.97 (with prices ranging from $2.77 to $3.10, inclusive).

On March 14, 2023, Sababa purchased 120,000 shares of Common Stock on the open market at a weighted average price per share of $2.95 (with prices ranging from $2.86 to $3.00, inclusive).

On March 15, 2023, Sababa purchased 580,000 shares of Common Stock on the open market at a weighted average price per share of $2.79 (with prices ranging from $2.67 to $2.87 inclusive).

The Reporting Persons undertake to provide to the staff of the Commission, upon request, full information regarding the number of shares purchased at each separate price. Except as otherwise described herein, no other transactions were effected by the Reporting Persons in the past 60 days.

(d)

Except as otherwise described herein (and except with respect to the minority interest of Marpet and certain individuals holding direct or indirect profits interests in Sababa), to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 16, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Michael E. Franklin, the Issuer’s Chief Executive Officer, is the son of Franklin. Franklin does not control or influence Michael E. Franklin and Franklin is not controlled or influenced by Michael E. Franklin. Michael E. Franklin holds a profits interest in Sababa.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A — Joint Filing Agreement among the Reporting Persons, dated March 16, 2023.

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SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2023

MARTIN E. FRANKLIN

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin

MARTIN E. FRANKLIN REVOCABLE TRUST

By:	/s/ Sir Martin E. Franklin
Name:	Sir Martin E. Franklin
Title:	Settlor and trustee of the Martin E. Franklin Revocable Trust

SABABA HOLDINGS FREE, LLC

By:	/s/ Sir Martin E. Franklin
Name: Sir Martin E. Franklin
Title: Manager

[Signature Page to Schedule 13D]